June 5, 2017

Via EDGAR

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

Response to Comment Letter dated May 24, 2017
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 1-3433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated May 24, 2017, concerning the financial statements and related disclosures included in its Annual Report on Form 10-K for the year ended December 31, 2016. We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and our response with respect to each comment:

Defined Terms
“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries.

“Dow Corning” means Dow Corning Corporation, a wholly owned subsidiary of Dow as of June 1, 2016.

“2016 10-K” means Dow’s Annual Report on Form 10-K for the year ended December 31, 2016.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s 2016 10-K.

Comments and Responses
Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Certain Items Impacting Results, page 39

1.
Please expand your disclosure here, and in earnings releases filed on Form 8-K, to more clearly explain how the tax effects of the non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

DOW’S RESPONSE
In Future Filings of the Form 10-K, Form 10-Q and the Earnings Release filed on Form 8-K, the Company will include the following statement as part of the non-GAAP adjustments (also referred to as “Certain Items Impacting Results”) table included in those filings:

“The income tax effect for each certain item was calculated based on the statutory tax rate for the jurisdiction(s) in which the certain item was taxable or deductible.”

Critical Accounting Policies, page 57

2.
We note you assumed liabilities from Dow Corning related to breast implant and other product liability claims. We also note disclosures that appear to indicate an additional material loss related to this contingency is reasonably possible. Since the breast implant liability relies on a number of significant assumptions, including claim filing levels, it appears to us that you should provide a roll-forward of such claims during each period presented and disclose the average settlement amount per claim for each period presented, similar to the disclosures you provide related to asbestos claims.

DOW’S RESPONSE
The Company's management did assess whether to include the Dow Corning Chapter 11 Related Matters as a Critical Accounting Policy in the 2016 10-K. After evaluation of the current liability balance and the process used to estimate it, it was determined that this matter does not require significant management estimate and judgment and, as a result, it was not included in the Critical Accounting Policy section of Management's Discussion and Analysis of Financial Condition and Results of Operations. However, in Note 15 to the Consolidated Financial Statements included in the 2016 10-K, the Company did include more robust disclosure on the process and assumptions used to estimate the liability balance to determine if adjustments to the accrual are needed. Portions of that disclosure are referenced in our response below.

Dow Corning’s breast implant and other implant product liability claims are administered by an independent claims office, established by the bankruptcy court-approved Dow Corning Joint Plan of Reorganization (the "Plan"), known as the Settlement Facility. The Settlement Facility is a third party which is not now and has never been controlled by Dow Corning, and therefore, Dow Corning does not have unrestricted access to the underlying claim data and other information generated and maintained by the Settlement Facility. Dow Corning has requested this information in the past and obtained a court order in 2014 to allow its third party consultant access to the Settlement Facility’s detailed claim data which was then used to build a model that is utilized by the third party consultant and Dow Corning to estimate Dow Corning’s liability. Pursuant to the Settlement Facility Agreement which is part of the court-approved Plan, the claim information generated and prepared by the Settlement Facility is not and cannot be disclosed in a public filing because of a confidentiality provision in the court-approved bankruptcy plan. These confidentiality restrictions include data regarding claim filing levels of the type that is suggested Dow disclose. Because of these restrictions, Dow Corning does not receive individual claim status or settlement data; the Settlement Facility provides Dow Corning only with aggregate claim and settlement information. With this in mind, we respectfully request that this information not be provided in publicly available materials, including Dow’s public financial filings with the SEC, as the liability is not material.

Additionally, the claim data reported by the Settlement Facility is not directly correlated to the estimated liability in several respects. A portion of the current accrual is for projected future administrative expenses, which are not directly correlated to claim filings or resolution values. Other portions of the accrual not calculated based on claim filings or resolution values include stale checks, litigation facility payments and investment income. The liability recorded by Dow Corning is also based primarily on the level of projected future claim filings and resolution values for the remaining four years left in the Plan, including a projected spike in claim filing activity in the last year of the 15-year claim filing period established by the Plan. Providing a roll-forward of historical claim activity without providing information on the basis of the future claim projections and other assumptions (which Dow does not provide for asbestos-related activity) would not be meaningful. In addition, the projection of a claim filing surge near the filing deadline differs from asbestos claim filing activity where historical filing rates are predictive of future filing activity and where a spike or surge is not forecasted. Finally, for asbestos claim filing activity, Dow is able to provide meaningful aggregate claim filing data. For the implant-related claims under the Plan, there are many sub-categories of claims, with varied and complex processing, documentation and valuation rules. For some of the claimant classes, the Plan establishes complex rules regarding whether claimants who have obtained payments for one type or degree of claim may later seek additional payments.

Consolidated Financial Statements

Note 4 - Acquisitions, page 84

3.
We note your disclosure that liabilities assumed from Dow Corning, included certain contingent liabilities relating to breast implant and other product liability claims which were valued at $290 million and commercial creditor issues which were valued at $105 million. We also note your disclosure in note 15 that as part of the ownership restructure of Dow Corning, the “Company” recorded a liability of $290 million for breast implant and other product liability claims. Please tell us and clarify what “Company” recorded these liabilities. If you recorded or adjusted these liabilities through the purchase price allocation related to your acquisition of the additional 50% interest in Dow Corning, please explain to us why that was appropriate. Please specifically address any differences between your assessments of these liabilities and Dow Corning’s assessments.

DOW’S RESPONSE
The contingent liabilities related to breast implant and other product liability claims and the commercial creditor issues (collectively, the “contingent liability matters”) were recorded by Dow Corning. The liabilities recorded by Dow Corning for the contingent liability matters were not adjusted through the purchase price allocation process. Dow Corning had and continues to have an established practice for assessing the adequacy of these liabilities and, as a result, the May 31, 2016 book values of the contingent liability matters were deemed a reasonable estimate of the liabilities on June 1, 2016, consistent with the guidance in Accounting Standards Codification 805 "Business Combinations." There were no differences between Dow and Dow Corning's assessment of these liabilities.

Note 15 - Commitments and Contingent Liabilities, page 111
Litigation - Asbestos-Related Matters of Union Carbide Corporation, page 113

4.
We understand that Union Carbide’s total asbestos-related liability, including defense and processing costs, is approximately $1.5 billion at December 31, 2016. Please tell us, and clarify in your summary, whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and, if applicable, provide a range of reasonably possible additional losses or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4.

DOW’S RESPONSE
The Company believes that it is reasonably possible that Union Carbide could incur additional losses for asbestos-related matters in excess of amounts accrued that could be material to the Company’s financial position, results of operations and cash flows. Union Carbide works with Ankura, a third party consultant, to estimate the liability for pending and future resolution costs and associated defense and processing costs. However, because of uncertainties around future events such as claim filing rates and the cost of defending and disposing claims, as well as uncertainties surrounding asbestos litigation in the United States over a significant period of time, the Company cannot estimate the full range of reasonably possible loss.

In Future Filings, the Company will include the following update as part of the summary for Asbestos-Related Matters of Union Carbide Corporation included in the Commitment and Contingent Liabilities footnote:

“The Company’s management believes the amounts recorded by Union Carbide for the asbestos-related liability (including defense and processing costs) reflect reasonable and probable estimates of the liability based upon current, known facts. However, future events, such as the number of new claims to be filed and/or received each year, the average cost of defending and disposing of each such claim, as well as the numerous uncertainties surrounding asbestos litigation in the United States over a significant period of time, could cause the actual cost for Union Carbide to be higher or lower than those projected or recorded. Any such events could result in an increase or decrease in the recorded liability.

"Because of the uncertainties described above, Union Carbide cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. As a result, it is reasonably possible that an additional cost of disposing of Union Carbide's asbestos-related claims, including future defense and processing costs, could have a material impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position."

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by e-mail at ronedmonds@dow.com.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Controller and Vice President of Controllers and Tax

cc:     Dale Welcome, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance